Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)
Atlas Energy Resources, LLC
(amounts in thousands except ratios)

					Three Months
	Year Ended				Ended
	December 31,		December 31,		March 31,
	2007		2008		2009
Earnings:
Income before income tax expense	$117,536		$142,843	(2)	$25,603	(2)
Fixed charges	33,153		61,721		15,095
Equity income of unconsolidated subsidiary	158		(233)		(69)
Interest capitalized	(2,730)		(4,994)		(1,977)
Amortization of previously capitalized interest	191		423		485

Total	$148,308		$199,760		$39,137

Fixed Charges:

Interest cost and debt expense	$30,096		$56,306		$12,984
Interest allocable to rental expense (1)	327		421		134
Interest capitalized	2,730		4,994		1,977

Total Fixed charges	$33,153		$61,721		$15,095

Ratio of Earnings to Fixed Charges	4.47	x	3.24	x	2.59	x

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

(2)	Income before income tax expense has been restated (increased) by $32,000 and $64,000 for the years ended December 31, 2007 and 2008, respectively, to reflect the adoption of Statement of Financial Accounting Standard No. 160, “Noncontrolling interest in Consolidated Financial Statements — an amendment of ARB No. 51.”